LAKERIDGE CAPITAL INC.

Statement of Financial Condition and Footnotes

October 31, 2016

(With Independent Auditors' Report Thereon Required by Rule 17a-5)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-41532

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING __11/01/15__ AND ENDING __10/31/16__
                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **LAKERIDGE CAPITAL INC.**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
55 UNIVERSITY AVENUE, SUITE M002

(No. and Street)

TORONTO	ONTARIO	M5J 2H7
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PANAGIOTIS NOTIDIS   416-867-4555

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN CPAs, LLP

(Name – *if individual, state last, first, middle name*)

132 NASSAU ST., SUITE 1023	NEW YORK, NY	NY	10038
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, ***PANAGIOTIS NOTIDIS***, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of ***LAKERIDGE CAPITAL INC. as October 31, 2016***, are true and correct.
I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X ____________________
Signature

PRESIDENT
Title

X ____________________
Notary Public

This report** contains (check all applicable boxes):
(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
( ) (c) Statement of Operations.
( ) (d) Statement of Cash Flows.
( ) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
( ) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).


LAKERIDGE CAPITAL INC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED OCTOBER 31, 2016


ASSETS

Cash	$	29,370
TOTAL ASSETS	$	29,370

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$	24,113
Total Liabilities		24,113

Equity

Capital Stock, without par value, 6,000 authorized, 6,000 shares issued and outstanding		12,500
Additional paid in capital		335,988
Accumulated deficit		(343,231)
Total Equity		5,257
TOTAL LIABILITIES AND EQUITY	$	29,370


The accompanying notes are an integral part of this audited financial statement.


NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Lakeridge Capital Inc. ("we", "our" and the "Company") was incorporated on January 10, 1989 under the name Lawrence Field Distributors, Inc. On May 25, 1990, the name was changed to Ridgewood Capital Funding, Inc. On June 30, 2004, the Company was sold to Kingsdale Capital Markets Inc., (Stockholder) a member of the Investment Dealers Association of Canada, and its name was changed to Kingsdale Capital Markets (USA) Inc. The name changed again in July 2012 to Lakeridge Capital Inc. The Company is dependent upon its Stockholder.

The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and conducts a securities business generally limited to private placements of securities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Revenue Recognition

The Company recognizes revenue from placement fees upon completion of the private placement offering and from advisory fees, over the life of the underlying agreement, at the time work is performed and services are rendered.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company is engaged in various investment and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of

the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Income Taxes

The Company accounts for income taxes under SFAS no. 119, which requires the asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will expire before the Company is able to realize their benefits.

Related Party Transactions

The stockholder, Kingsdale Capital Markets, Inc. pays office and administrative expenses including accounting, rent, telephone and secretarial fees and allocates a portion of the expense to the Company. The Company is dependent upon the stockholder for continued financial support.

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer and member of FINRA, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This rule requires that the ratio of aggregate indebtedness to net capital may not exceed 15 to 1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At October 31, 2016, the Company's net capital was $4,736, which was a $264 deficiency of its required net capital of $5,000.

The Company's debt-equity ratio was 5.0914 to 1

NOTE 4 – EXEMPTION FROM RULE 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and maintains a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with its stockholder. The stockholder provides administrative and other services to the company. During the fiscal year ended October 31, 2016, the stockholder charged the Company a total $8,760 consisting of $1,800 for officer compensation and $6,960 for office space and administrative support. Such expenses were not paid but were considered contributions of capital.

The stockholder made additional cash capital contributions of $33,500.

The Company's Fidelity Bond coverage is provided as a rider to the stockholder's policy. The stockholder has agreed to indemnify the Company for any amount due as a deductible under the policy.

NOTE 6 - INCOME TAXES

At October 31, 2016 the Company had a net operating loss of approximately $364,000 for income tax purposes which expire in the years 2028 through 2036. A valuation allowance of $90,500 was established to offset the deferred tax asset arising from this carryforward. Therefore, no deferred assets have been recorded on the accompanying statement of financial condition.

NOTE 8 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through December 21, 2016, the date that these financial statements were available to be issued. The Company believes that there are no subsequent events requiring further disclosure.

NOTE 9- SIPC RECONCILIATION REQUIREMENT

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

NOTE 10- GOING CONCERN OPERATION

The accompanying statements have been prepared assuming the company will continue as a going concern. The company had a large loss from operations which if repeated next year, raises substantial doubt about the company's ability to continue as a going concern. The stockholder has stated they will make the additional capital contributions required to keep the company in net capital compliance.



LERNER & SIPKIN

CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 · Tel 212 571 0064 / Fax 212 571 0074

Jay Lerner, C.P.A
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Lakeridge Capital Inc.
55 University Avenue
Mezzanine Level, Suite M002
Toronto, Ontario M5J 2H7

We have audited the accompanying statement of financial condition of Lakeridge Capital Inc. (the Company) as of October 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Lakeridge Capital Inc. as of October 31, 2016 in conformity with accounting principles generally accepted in the United States.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

New York, NY
December 21, 2016